Filed pursuant to Rule 497(a)
File No. 333-228959
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We are excited to announce financial services veteran John Siciliano [tag] was appointed by the Board of Directors (the "Board") of the Yieldstreet Prism Fund (the "Fund") as the Chairman of the Fund's Board. He helms the Board with more than 40 years' experience in the financial services industry.

https://www.crowdfundinsider.com/2020/10/168181-yieldstreet-john-siciliano-appointed-to-chairman-of-the-yieldstreet-prism-fund-board/

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Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Facebook
We are excited to announce financial services veteran John Siciliano was appointed by the Board of Directors (the "Board") of the Yieldstreet Prism Fund (the "Fund") as the Chairman of the Fund's Board. He helms the Fund Board with more than 40 years' experience in the financial services industry.
https://www.crowdfundinsider.com/2020/10/168181-yieldstreet-john-siciliano-appointed-to-chairman-of-the-yieldstreet-prism-fund-board/

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Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Twitter
We are excited to announce financial services veteran John Siciliano was appointed by the Board of Directors (the "Board") of the Yieldstreet Prism Fund (the "Fund") as the Chairman of the Fund's Board.
https://www.crowdfundinsider.com/2020/10/168181-yieldstreet-john-siciliano-appointed-to-chairman-of-the-yieldstreet-prism-fund-board/

Video - Frame 1



Video - Frame 2

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.